IN THE UNITED STATES DISTRICT COURT
     FOR THE WESTERN DISTRICT OF OKLAHOMA

SECURITIES AND EXCHANGE COMMISSION,     )
                                        )
                    Plaintiff,          )
                                        )
v.                                      )   Case No. CIV-00-1375-R
                                        )
BROADBAND WIRELESS INTERNATIONAL        )
CORPORATION, a Nevada Corporation;      )
BROADCOM WIRELESS COMMUNICATIONS        )
CORPORATION, an Oklahoma Corporation;   )
IVAN W. WEBB, and                       )
DONALD L. KNIGHT,                       )
                                        )
                    Defendants,         )
                                        )
and                                     )
                                        )
BLACK GIANT RESOURCES CORPORATION,      )
an Oklahoma Corporation;                )
BROADBAND WIRELESS COMMUNICATIONS       )
CORPORATION, an Oklahoma Corporation;   )
MEDSCAN TECHNOLOGIES, INC., an Oklahoma )
Corporation; and                        )
KIMBERLY KNIGHT,                        )
                                        )
                    Relief Defendants.  )

                         PRELIMINARY REPORT OF TEMPORARY RECEIVER

     Peter B. Bradford, Temporary Receiver, was appointed by this Court on August 11, 2000, pursuant to this Court's Order of that date and was directed to take the actions described in the Order with respect to Defendants Broadband Wireless International Corporation, Broadcom Wireless Communications Corporation, and Relief Defendants Black Giant Resources Corporation, Broadband Wireless Communications Corporation and Medscan Technologies, Inc.

                        FINANCIAL INFORMATION

     The 10-KSB Securities filing filed with the SEC by Broadband Wireless ("BBAN") on July 21, 2000, reported assets of $974,699.00 and liabilities of $899,652.00, with a net worth of $75,047.00 as of March 31, 2000. Based on the Temporary Receiver's ("TR") current investigation, the assets are actually as follows: Cash: 19,444.62; oil and gas properties: $10,000.00, and certain unresolved claims. Liabilities shown in the 10KSB total $899,652.00. However, the debentures issued by the company in February of 2000, may be eliminated pursuant to a potential settlement with third parties in a pending lawsuit, leaving liabilities of $149,652.00.



     The approximate net worth of BBAN as of the date of this report is minus $120,208.00. TR is filing with the report an application to pay creditors and the Temporary Receiver and counsel.


                   BUSINESS ACTIVITIES OF BBAN


     BBAN has no business operations or activities and apparently has had none in 2000. It receives a monthly check for its less than 1% interest in a producing oil and gas well in Texas. Attached is a report of Charles Puckett of D. R. Payne and Associates concerning his investigation of the oil and gas properties owned by BBAN. He concludes that the oil properties have a current value of less than $10,000.00.

     Certain shareholders of the company have given the company Promissory Notes in connection with the purchase of shares which remain unpaid. This Court has approved, and the TR has commenced actions against three shareholders to recover in excess of $250,000.00 on unpaid Promissory Notes. The outcome of those actions is unpredictable at this time.

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                    SHAREHOLDER STATUS

     BBAN is a public company which stock is traded on the NASDQ Bulletin Board. Since the filing of this action, the shares have actively traded in a range of 10 cents to 25 cents per share. The closing price on September 14, 2000, was .1850 per share. There are 97,206,537 million shares of stock outstanding of BBAN. It is estimated that approximately 42 million of these shares were obtained without adequate consideration or obtained illegally. TR has requested that a number of those shareholders provide proof of their consideration for their stock. BBAN is a Nevada corporation. Nevada law permits the cancellation of stock under certain circumstances. If stock wrongfully obtained is canceled, the remaining shareholders of BBAN would be protected from dilution should BBAN become an active business in the future.

     As described in the 10KSB filed with the SEC, certain former officers, directors and 10% stockholders may have liability to BBAN under Sec. 16(b) of the Exchange Act for "short swing" trading in the stock of BBAN. TR is continuing to investigate this issue and anticipates seeking the Court's approval to file lawsuits against a number of such persons for recovery of all "short swing" profits.

                      RECEIVER ACTIVITIES

     Since August 14, 2000, TR has been engaged nearly daily in pursuing activities prescribed in this Court's Order of August 11, 2000. TR has engaged the law firm of Conner & Winters as his counsel. They have been involved in litigation, reviewing business records and securities research. TR has spent considerable time conferring with counsel for the Securities and Exchange Commission in this action concerning its activities. TR has obtained incomplete books and records of BBAN and the other Defendant companies. A Bond of Receiver

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was filed and approved by this Court on August 14, 2000.  A temporary receivership checking account has been opened at MidFirst Bank, Oklahoma City. The current balance is $23,255.83. No expenditures
have been made, nor other obligations incurred.   Funds have been
transferred into the account from accounts of Co-Defendants and BBAN, pursuant to the Temporary Restraining Order entered by this Court on August 11, 2000.

     With this Court's approval, BBAN and Broadcom have disclaimed any interest in certain personal property purchased from Cisco Systems, but never paid for. Cisco has relinquished any claim for delinquency against BBAN or Broadcom. TR has obtained litigation files from BBAN's former attorneys and those actions have been reviewed. Two actions by shareholders are stayed, the action regarding the Cisco equipment has been settled. Certain other actions brought by BBAN against a "competitor" is in the process of being settled. TR will present an application to approve that settlement within five (5) days. If that settlement is approved it could generate several hundred thousand dollars in cash to the Receivership.

     In marshaling the assets, the TR has discovered the existence of certain promissory notes ("Notes") in which BBAN is the payee. The Notes were executed by the makers in connection with the makers' election to exercise all or part of their options under BBAN's stock option plan. Pursuant to said elections and the execution of the Notes by the makers, BBAN issued shares of its common stock in the names of the makers.

     The following are Notes now in the possession of the TR:

_________
1 This account includes $19,442.62 transferred or deposited from BBAN assets and $3,811.21 from other Receiver Defendants.


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          (1)  On or about April 26, 2000, two Notes were executed by
Peter Knollenberg totaling $170,000.00, one in the amount of $120,000.00, and one in the amount of $50,000.00. In consideration of the execution of the Notes, BBAN issued 650,000 shares of its common stock in the name of Peter Knollenberg. The terms of the Notes provided that payment of $170,000.00 was due May 24, 2000. As of this date, no payment has been received. Pursuant to the terms of the Notes, all sums are due plus interest at the rate of 6% per annum;

          (2) On or about April 28, 2000, three Notes were executed by William G. Newhouse, III, totaling $293,749.70, one in the amount of $179,977.50, one in the amount of $57,522.20, and one in the amount of $56,250.00. In consideration of the execution of the Notes, BBAN issued 2,387,500 shares of its common stock in the name of William G. Newhouse, III. The terms of the Notes provided that payment of $293,749.70 was due within 28 days. As of this date, no payment has been received. Pursuant to the terms of the Notes, all sums are due plus interest at the rate of 6% per annum;

          (3) On or about April 26, 2000, a Note was executed by Curtis H. Wilson, Sr. in the amount of $100,000.00. In consideration of the execution of the Note, BBAN issued 1,000,000 of its common stock in the name of Curtis H. Wilson, Sr. The terms of the Note provided that payment of the $100,000.00 was due May 24, 2000. As of this date, no payment has been received. Pursuant to the terms of the Note, all sums are due plus interest at the rate of 6% per annum;

          (4) On or about April 26, 2000, two notes were executed by Donald E. Dickson, totaling $170,000.00, one in the amount of $120,000.00, and one in the amount of $50,000.00. In consideration of the execution of the Notes, BBAN issued 650,000 of its common stock in the name of Donald E. Dickson. The terms of the Notes provided that payment of the $170,000.00 was due May 24, 2000. As of this date, no payment has been received. Pursuant to the terms of the Notes, all sums are due plus interest at the rate of 6% per annum.

     On August 31, 2000, the TR filed an application for approval to bring actions in federal and/or state court to collect payment on these Notes or any other such Notes in existence of which the TR is able to locate. This Court granted the TR leave to bring these actions on August 31, 2000. The Court further approved the retention of Timothy
J. Bomhoff and Conner & Winters to be the attorneys for the TR and the receivership entities in filing suit on these notes. Finally, the

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Court ordered that in the interest of economy and efficiency, all such actions filed in the U.S. District Court for the Western District of Oklahoma would be assigned to this Court, the Honorable David L.
Russell.

     On September 8, 2000, the TR filed suit against Curtis H. Wilson, Sr. and William G. Newhouse, III on their respective Notes. The TR is currently waiting to file suit on the Notes of Donald Dickson to allow the time period to run pursuant to a demand letter sent to Mr. Dickson on September 12, 2000. The reason this demand letter was sent subsequent to the earlier demand letters was that the Receiver did not have the proper address for Mr. Dickson. However, Mr. Dickson's current address has been identified, and a demand letter has been sent.

     In regard to the Notes due and owing by Peter Knollenberg, Mr. Knollenberg has retained counsel who has contacted the TR's attorney requesting additional time to review the matter before a lawsuit is filed to see if the matter can be resolved. If no resolution can be made, the TR will file a lawsuit against Peter Knollenberg on said Notes.

           FUTURE ACTIVITIES OF THE RECEIVERSHIP

     Discussions have been held by TR along with 10 to 15 shareholders of BBAN and third parties concerning a possible combination of BBAN with one or more other entities, which, if successful, would establish business operations that could produce revenues and earnings for BBAN. Those discussions are continuing and, with the assistance of an informal group of responsible shareholders, could lead to a business plan which the TR will present to the Court as soon as possible.



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

     TR intends to continue pursuing collection of unpaid notes from shareholders and to pursue the recovery of funds unjustly obtained from BBAN through the activities described in the Complaint herein.

                       THE OTHER ENTITIES

     This report is focused on BBAN because it is the only public company of the Defendants with true investor shareholders. None of the other companies, Broadcom Wireless Communications Corporation and Relief Defendants Black Giant Resources Corporation, Broadband Wireless Communications Corporation and Medscan Technologies, Inc. have any assets or operations and appear to have been created and used as alleged by the SEC in its Complaint. Co-Defendant Don Knight has not been interviewed because he failed to appear for a hearing on a motion to revoke his probation in this Court on August 31, 2000. TR understands that a bench warrant has been issued for his arrest, but to date Mr. Knight has not been apprehended. TR has also been attempting to obtain possession of a Lincoln Navigator automobile leased by Co-Defendant Broadcom which was believed to have been operated by Don Knight. That automobile was last known to be in Miami, Florida, and TR is attempting to seize the vehicle and have it returned to the Receiver or to Ford Motor Credit Corporation which is the record owner of the vehicle. The Court entered an Order on September 13, 2000, permitting seizure of the vehicle. Although the paid up lease value of the vehicle is not a substantial asset, the seizure of the vehicle could prevent additional liability to the Receivership companies if the vehicle is damaged or abandoned in Florida. In addition, the seizure of the vehicle could aid in the location of Donald Knight, who remains at large.

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
                      RECOMMENDATION

     TR recommends that the Receivership continue until October 31, 2000, to permit the recovery of assets, consideration of business plans and activities to cancel stock of BBAN. However, if no assets are forth coming in the near future and/or no business plans emerge that TR can recommend to the Court for approval, TR may request the Court to dissolve the Receivership and transfer this matter to the Bankruptcy Court with respect to some or all of the Receiver Defendants.

     Dated this 15th day of September, 2000.


                                     /s/ Peter B. Bradford
                              _______________________________________
                              PEER B. BRADFORD, OBA #1044
                              Conner & Winters, P.C.
                              One Leadership Square
                              211 N. Robinson, Ste. 1750
                              Oklahoma City, Oklahoma 73102
                              (405) 272-5711
                              (405) 232-2695 Facsimile

                              TEMPORARY RECEIVER FOR BROADBAND WIRELESS
                              INTERNATIONAL CORPORATION, ET AL.










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                     CERTIFICATE OF SERVICE

     On this 15th day of September, 2000, a true and correct copy of the above and foregoing document was mailed to the following counsel of record:

Holly Barrett
Law Office of Holly Barrett
First National Center Bldg.
120 N. Robinson, Ste. 2500
Oklahoma City, Oklahoma 73102

Harold R. Loftin, Jr.
801 Cherry Street, Suite 1900
Fort Worth, Texas 76102

Richard Hewitt
104 Houston Street, Ste. D
Roanoke, Texas 76262

                                           /s/ Peter B. Bradford
                                   __________________________________
                                   Peter B. Bradford











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